FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                   10 May 2004


                                File no. 0-17630


                            CRH Director Shareholding



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director Shareholding


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

Brian G. Hill

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Brian G. Hill



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Scrip Dividend

7. Number of shares/ amount of stock acquired

4,635

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11.     Class of security

Ordinary Shares

12. Price per share

EUR16.91

13. Date of transaction

10.05.04

14.

Date company informed

10.05.04

15. Total holding following this notification

398,446     16.

Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Neil Colgan

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Neil Colgan, Assistant Secretary

Date of notification 10th May 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director/secretary

Angela Malone

3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Secretary

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Angela Malone 19,626

AC Employee Benefit Trustees Limited 2,049

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7.Number of shares/amount of stock acquired

203

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

EUR16.91

13. Date of transaction

10.05.04

14. Date company informed

10.05.04

15. Total holding following this notification

21,675

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Neil Colgan

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Neil Colgan, Assistant Secretary

Date of notification 10th May 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

Patrick J. Molloy

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Patrick J. Molloy

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

75

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

16.91

13. Date of transaction

10.05.04

14. Date company informed

10.05.04



15. Total holding following this notification

7,968

16. Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Neil Colgan

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Neil Colgan, Assistant Secretary

Date of notification 10th May 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

Kieran McGowan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kieran McGowan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

40

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

16.91

13. Date of transaction

10.05.04

14. Date company informed

10.05.04

15. Total holding following this notification

4,189

16. Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Neil Colgan

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Neil Colgan, Assistant Secretary

Date of notification 10th May 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

Anthony O'Brien

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anthony O'Brien

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

24

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

16.91

13. Date of transaction

10.05.04

14. Date company informed

10.05.04

15. Total holding following this notification

2,520

16. Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Neil Colgan

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Neil Colgan, Assistant Secretary

Date of notification 10th May 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

Wilhelmus P. Roef

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Wilhelmus P. Roef

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

17

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

16.91

13. Date of transaction

10.05.04

14. Date company informed

10.05.04

15.     Total holding following this notification

1,434

16. Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Neil Colgan

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Neil Colgan, Assistant Secretary

Date of notification 10th May 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2.Name of director

Thomas W. Hill

3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Aurum Nominees Limited 36,662

Pershing Keen Nominees Limited 6,551

National City Nominees Limited 21,726

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

369

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10.

Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

16.91

13. Date of transaction

10.05.04

14. Date company informed

10.05.04

15. Total holding following this notification

64,939

16. Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Neil Colgan

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Neil Colgan, Assistant Secretary

Date of notification 10th May 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

David M. Kennedy

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David M. Kennedy 52,236

Una E. Kennedy 2,748

David M. Kennedy & Patricia Kennedy 9,250

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7.Number of shares/amount of stock acquired

514

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11.

Class of security

Ordinary Shares

12. Price per share

16.91

13. Date of transaction

10.05.04

14. Date company informed

10.05.04

15. Total holding following this notification

Director/Spouse 54,984

as Trustee 9,250

16.Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Neil Colgan

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Neil Colgan, Assistant Secretary

Date of notification 10th May 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2.Name of director

William I. O'Mahony

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William I. O'Mahony 211,177

Arnolda L. O'Mahony 242,057

AC Employee Benefit Trustees Limited 2,456

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

24

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

16.91

13. Date of transaction

10.05.04

14. Date company informed

10.05.04

15. Total holding following this notification

455,690

16. Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Neil Colgan

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Neil Colgan, Assistant Secretary

Date of notification 10th May 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

John L. Wittstock

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John L. Wittstock

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7.     Number of shares/amount of stock acquired

659

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

16.91

13. Date of transaction

10.05.04

14. Date company informed

10.05.04

15. Total holding following this notification

56,655

16. Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Neil Colgan

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Neil Colgan, Assistant Secretary

Date of notification 10th May 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

Myles Lee

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Myles Lee 195,687

Louise Lee 6,686

AC Employee Benefit Trustees Limited 2,456

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7. Number of shares/amount of stock acquired

1,826

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

16.91

13. Date of transaction

10.05.04

14. Date company informed

10.05.04

15. Total holding following this notification

204,829

16. Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Neil Colgan

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Neil Colgan, Assistant Secretary

Date of notification 10th May 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc

2. Name of director

Declan W. Doyle

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director

4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Declan W. Doyle 158,464

AC Employee Benefit Trustees Limited 2,456

5.Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. PIease state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip Dividend

7.Number of shares/amount of stock acquired

1,503

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

16.91

13. Date of transaction

10.05.04

14. Date company informed

10.05.04

15.     Total holding following this notification

160,920

16. Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

24. Name of contact and telephone number for queries

Neil Colgan

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

Neil Colgan, Assistant Secretary

Date of notification 10th May 2004



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  10 May 2004



                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        Finance Director